File Number: 58069-9

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

October 9, 2008

VIA EDGAR
MAIL STOP 7010

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Attention: Mr. H. Roger Schwall, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

AMG OIL LTD. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-4
Filed August 15, 2008 / SEC File No. 333-149574

We write further to the telephone discussion between Ms. Laura Donaldson and the writer on September 30, 2008 in connection with the Company’s Amendment No. 2 Registration Statement on Form S-4 (the “Form S-4/A2”) filed with the Commission on August 15, 2008. We understand based on this discussion that the Commission has no further comments on the registration statement further to our letter of September 23, 2008 in response to the Commission’s letter of September 15, 2008. Accordingly, we submit herewith an Amendment No. 3 Registration Statement on Form S-4 (the “Form S-4/A3”), together with a red-line copy showing changes from the Form S-4/A2 (the “Redline S-4/A3”), for your review.

We confirm that we have forwarded two copies of the Form S-4/A3 and two copies of the Redline S-4/A3 to the Commission by over-night courier.

We look forward to receiving the Commission’s approval and consent for the filing of an acceleration request for effectiveness of the Company’s registration statement. Thank you.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl / Encl.

cc:	AMG Oil Ltd.
Attention: Mr. Michael Hart, President